RUBRIK, INC.

3495 Deer Creek Road

Palo Alto, California 94304

April 22, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mariam Mansaray
Larry Spirgel
Becky Chow
Stephen Krikorian

RE:	Rubrik, Inc.

Registration Statement on Form S-1, as amended

File No. 333-278434

Ladies and Gentlemen:

Rubrik, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1, as amended, to become effective on April 24, 2024 at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Jon Avina, Calise Cheng, and Milson Yu of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Calise Cheng of Cooley LLP, counsel to the Registrant, at (650) 843-5172, or in her absence, Jon Avina at (650) 843-5307, or Milson Yu at (650) 843-5296.

[Signature Page Follows]

Very truly yours,

RUBRIK, INC.

By:	/s/ Kiran Choudary

Name:	Kiran Choudary
Title:	Chief Financial Officer

cc:	Bipul Sinha, Rubrik, Inc.

Peter McGoff, Rubrik, Inc.

Anne-Kathrin Lalendran, Rubrik, Inc.

Jon Avina, Cooley LLP

Calise Cheng, Cooley LLP

Milson Yu, Cooley LLP

Rick Kline, Latham & Watkins LLP

Sarah Axtell, Latham & Watkins LLP

[COMPANY SIGNATURE PAGE TO ACCELERATION REQUEST]